FREEDOM PETROLEUM INC.
                                            6025 South Quebec Street, Suite 100,
                                                            Centennial, CO 80111

December 5, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Dear Sirs:

     Re:  Freedom Petroleum Inc. (the "Company")
          Registration Statement on Form S-1
          File No. 333-184061

In connection with the Company's Form S-1 Registration Statement (file no. 333-184061), the Company hereby requests acceleration of the effective date of the Registration Statement to 10:00 a.m. (EST) Friday, December 7, 2012 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

     We acknowledge that

     (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

     (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

                                          Yours truly,

                                          FREEDOM PETROLEUM INC.


                                          Per: /s/ Thomas Hynes
                                               ---------------------------------
                                               Thomas Hynes, President